Exhibit 12.1

Rosetta Resources Inc.

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(amounts in thousands, except ratios)
Earnings:
Income (loss) before provision for income tax	$45,591	$156,259	$255,199	$309,936	$488,444
Add: Fixed charges	34,955	29,763	30,279	67,154	111,113
Amortization of capitalized interest	1,137	1,054	1,496	2,511	5,795
Distributions from equity investee	—	—	—	—	—
Less: Equity income (loss)	16	79	—	—	—
Interest capitalized	4,017	5,511	3,757	28,298	32,272

Earnings	$77,650	$181,486	$283,218	$351,303	$573,080

Fixed charges:
Interest expense	$27,073	$21,291	$24,316	$35,957	$75,292
Interest capitalized	4,017	5,511	3,757	28,298	32,272
Interest component of lease expense	3,865	2,961	2,206	2,899	3,549

Fixed charges	$34,955	$29,763	$30,279	$67,154	$111,113

Ratio of earnings to fixed charges	2.2	6.1	9.4	5.2	5.2